Stoecklein Law Group, LLP.

Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	email: djs@slgseclaw.com
San Diego, California 92101	web: ww.slgseclaw.com

May 3, 2013
Jay Ingram
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Merculite Distributing, Inc.
Your Letter of March 8, 2013
Form Registration Statement on Form 10
File No. 000-54898

Dear Mr. Ingram,

This correspondence is in response to your letter dated March 8, 2013 in reference to our filing of the Registration Statement on Form 10 filed February 11, 2013 on behalf of Merculite Distributing, Inc., your file number 000-54898.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 13

1.
We note the disclosures on page 5 regarding your plans for marketing efforts and your discussion on page 9 of certain plans, including the development of a website. Please provide a detailed list of the milestones to your business plan, including marketing, distribution, manufacturing and all activities expected for the next twelve months. Provide the costs of each step, along with a timeline for reaching each milestone in weeks or months. Explain your specific plans for acquiring the funding necessary to complete these activities, along with an explanation of what steps you will take in the event you do not achieve funding at the desired levels.

Response: We revised the Market and Revenue Generation section to include discussions regarding timelines and costs associated with each facet. We also added a discussion regarding the distribution. Additionally, we added a section for the Milestones of the business and the costs and timeframes for each as follows:

“Milestones:

As a result of our being a development stage company with minimal amounts of equity capital initially available we have set our goals in three stages: (1) goals based upon the availability of our

Merculite Distributing, Inc.
Friday, May 03, 2013

initial funding; (2) goals based upon additional funding:

Stage I: Development of our business operations based upon our initial capital investments

•	To set up our corporate structure (file for incorporation) set up corporate governance.
o	Accomplished through the incorporation in Nevada in April 2011
•	To develop an initial operational website at the lowest possible cost.
o	Accomplished through efforts of management
•	Execute the appropriate Agreements allowing for Merculite to market and sell the product
o	Accomplished through the execution of the Contribution Agreement and Trademark Agreement in May 2011.

Stage II:

•	Begin zealous marketing efforts as described in the Marketing Plan Above
o
This is in progress through the development of our website, but all other aspects will be in progress by at least the second quarter of 2013. The most significant costs are those associated with trade show attendance and print marketing efforts $1,000 to $1,500. Overall our marketing plan has a cost of approximately $5,000 to $8,000.

•	Begin fulfilling orders from our website or from the phone.
o	To be accomplished by third quarter 2013

We have not commenced the majority of milestones set forth in Stage II of our Plan of Operation and Marketing Plan  In the event we do not receive funding necessary to complete these activities, then we will not be in a position to continue with the operations of Merculite. Until an infusion of capital and offering we will not be able to complete Stage II of our Plan of Operation. We currently have insufficient capital to commence any significant advertising campaign, or complete our website. Although our website is currently operational and we are working on its development, our Plan of Operation is premised upon having advertising dollars available. We have suffered start up losses and have a working capital deficiency which raises substantial concern regarding our ability to continue as a going concern.

 Funds needed may be raised through equity financing, debt financing, or other sources, which may result in further dilution in the equity ownership of the shares currently issued. At this time we have no earmarked source for these funds. Additionally, there is no guarantee that we will be able to locate additional funds. In the event we are unable to locate additional funds, we will be unable to generate revenues sufficient to operate our business as planned.”

Index to Consolidated Financial Statements, Page 27

2.	Please amend your filing to update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Merculite Distributing, Inc.
Friday, May 03, 2013

Response: We have amended the filing to include the audited financial statements for the year ended December 31, 2012.

Please contact myself or Jennifer Trowbridge ar 619-704-1310 with any questions.

Respectfully,

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP.